INVEST IN **CERES CHILL CO.**

Moms leading incredible lives while achieving their breastfeeding goals



The breastmilk storage game-changer for new moms on the go!
CERES CHILL

cereschill.com Seattle WA

Female Founder | Consumer Goods | B2C | Childcare

LEAD INVESTOR



Lisa Brodersen

As a mother of 3 young children and vice president of a medical diagnostic company, it is my experience that Ceres Chill is the answer to any pumping parents' needs. In both career and investments my priority is to engage with organizations whose values align with my own. Ceres Chill puts families first, prioritizing children and women's health, using innovation to equitize women and parents in the work place. I could not be more thrilled to commit my time, energy and money to expand Ceres Chill's positive impact in this world.

Invested $7,000 this round & $25,000 previously

Highlights

1. 📈 We've grown by 20-40% every quarter since 2020, while remaining profitable the entire time!
2. 👶 In the US alone, over 3 million babies are born each year -- 82% of those moms plan to breastfeed
3. ⭐ Hundreds of 5 star reviews from happy mom reviews and less than 1% return rate
4. 🦄 Not a 1-trick pony: our mamas have multiple chillers + accessories are our fastest-growing line
5. 🛒 Average order value of $77, has increased 111% and still growing
6. 🎁 You deserve the chance to invest in your family's future with other incredible moms.

Our Team



Lisa Myers Founder and CEO

Mom of 2 awesome kids, military spouse, farm girl and former big-city lawyer. I dedicate myself and my company to innovating and advocating for pumping moms. Every day is invested in breaking down barriers for breastfeeding families across the globe!

> Life as a pumping mom is already hard enough, and the stress and anxiety that comes with unreliable breastmilk storage just adds to that. I know how it feels to have no other option except one that makes this already challenging journey so much harder. I wanted to do something simple and meaningful to level the playing field for pumping moms.



Jan Hendrickson COO & Strategic Advisor

Jan brings extensive board room experience. She has served as chairman of three companies, and governed through high growth, turnarounds, recapitalizations, a successful bankruptcy, and mergers and sales.



Alanna Iacovetti Director of Social Media and Marketing

Social Media and Marketing Lead who has spent her professional career advocating for breastfeeding families. Alanna is dedicated to building meaningful relationships with Ceres Chill moms and helping them enjoy a vastly improved pumping life!



Jarrod Gerhardt Fractional CFO

More than 25 years of experience in the technology and financial services markets encompassing both corporate (B2B) and retail (B2C) distribution channels – currently a Director at Heritage Bank of Commerce

Moms deserved better...

Like almost every mom I know, I found breastfeeding incredibly difficult for a million reasons.

Travel away from home, long work days, or just getting out for yourself or errands is often overwhelming and unnecessarily challenging. As a breastfeeding mom, any outing that took more than a few hours required big ol' clunky coolers and unreliable ice packs. It was disappointing and frustrating to understand that moms were given nothing but outdated and inadequate options for keeping their breastmilk safe while on the go.

Like you, I experienced:

- Stress over safe milk storage when away from home
- Milk being dumped — countless hours, energy, effort, and liquid gold down the drain
- Heaps of plastic waste and chemical freeze packs
- Travel security / TSA barriers to breastmilk transportation
- Nothing but heavy & ugly bags to drag around (hello back pain!), and mountains of plastic to wash when I got home.

Staring at the bottles of breastmilk lined up on my desk, I realized I needed something much, much better than a cooler limited to 20 ounces and only 4-8 hours. I needed something that could last for my long commutes and travel, was fast + simple to use, easy to clean, reliable, and dare I say, maybe even a bit... *stylish...*

That's when I decided to make this breastmilk chiller happen for **all women** — first responders, postal workers, soldiers, doctors, nurses, realtors, caterers, teachers, exclusive pumpers — **all of them.**



Welcome to the world, Ceres Chill.

Ceres [see-reez] Chill replaces the 1970s technology coolers that have been holding women back and weighing moms down for decades.



How we compete

	Ceres Chill	Milk Storage Bag + Packs	Soft Cooler + Packs	Mini-fridge
Pump directly—reduce baggage	✓	✗	✗	✗
Over 20 hours of safe storage	✓	✗	✗	✓
Easy to carry around	✓	?	?	✗
Easy to clean, dishwasher safe parts	✓	✗	✗	✗
Reusable after breastfeeding stops	✓	✗	✓	✓
Only needs ice & water	✓	✗	✗	✗
Designed for breastmilk	✓	✓	✗	✗
Doubles as a bottle warmer	✓	✗	✗	✗


The parts
Cup
How it all
works together


Cap
Connector
Inner Chamber
Chiller
Single or double pumping
Feeding the baby
Capped Inner Chamber
On the go


12 oz
MOST CONVENIENT
No-prep chilling
24 oz
EXTRA CAPACITY
No-prep chilling
34 oz
MAXIMUM STORAGE
Already-hot or cold fluid placed in the outer Chiller keeps its temp
fill line

Millions of moms face the same problems

> *Only 2 short years into this journey, we're hitting single day sales of $125K, for Amazon Prime Day, July 2022.*

I launched this company in January 2020 during the COVID pandemic, which made it that much harder to succeed, but we were determined. Constant financial gains, fantastic reviews, less than 1% returns, perfected designs, and several patent-pending products **have helped us to grow 20-40% every single quarter**. When we launched on Amazon in September 2022, we nearly doubled our sales.

Today we call more than 38,000 happy moms part of our extended family.


Ceres Chill invents the high-quality, thoughtful solutions that people need.
Chiller — 2019
US Patent Allowed: US 16/684,452; CN 201980075274.8; and GB 2106808.5
Milkstache — 2020 Patent Application Underway
Washbasin Bag — 2021
Sipper Lids — 2021 Patent pending: US 63/281,470
Nipple Shield — 2022 Patent pending: US 17/733,455
Straw Top Infuser — 2022 Patent Application Underway
Baby Bottle/Houseware Accessory — 2023



Understanding why Ceres Chill continues to experience explosive growth


Pre-2020
Cumbersome, inconvenient, ugly, and environmentally detrimental
Now
Ceres Chill revolutionizes breastmilk storage for moms that do it all
CERES CHILL
Innovation & style for an eager & growing market
Versatile & compact
• Works for double pumping
• 20 hours of chill for your milk
• No bulky ice packs, no need for a fridge, power cords, or cables.

With the pandemic looming large over all of us, many parents felt an understandable pressure to continue breastfeeding. Sure, many of us were at home more and there was less demand to pump as often, but when we did need to travel away from our baby or return to the office for a few days at a time, safe and clean breastmilk storage was more important than ever.

It's no secret that today many moms are leading incredible lives as lawyers,

teachers, first responders, actresses, doctors, C-Suite executives, stay-at-home caregivers, exclusive pumpers, administrative assistants, engineers, and so many others, while also juggling **the same packed parenting schedule that is truly a full-time job in and of itself**. In fact, working women with infants and toddlers have increased two-fold just in the past two generations. And this trend is not slowing down.


Timing
Mothers are working more than ever
Labor force participation rate of mothers by age of youngest child
1975–2015
Under 18 years
6 to 17 years
3 to 5 years
under 3 years
80%
70%
60%
50%
40%
30%
74.6%
69.9%
67.3%
61.4%
54.9%
47.4%
45.0%
34.3%


Size of the market
U.S. breastfeeding accessories market
2015-2026, in millions
508.15
542.86
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
Nipple Care Products
Breast Shells
Breast Pads
Baby Scales
Breastmilk Preparation & Cleaning Products
Breastmilk Storage & Feeding
Other Accessories

To compound these trends, scientific knowledge is proving what we've known intuitively for centuries: Breastmilk is gold.


A mountain of medical data shows how important breastfeeding is.
In infants, it decreases the risk of respiratory disease, SIDS, obesity, and diabetes.
In mothers, it decreases the risk of high blood pressure, type 2 diabetes, ovarian cancer, and breast cancer.
4 of 5 parents start out breastfeeding; less than 40% reach 12 months.
CDC
unicef
unite for children
So many parents stop before they planned to. Why?

Yet, even though this information is widely known, many new parents are forced to give up pumping due to their hectic work-life schedules + the inferior pumping accessories that are currently on the market.


What makes breastfeeding so difficult for people?
A huge factor is unreliable storage options.
No access to refrigeration.
Ugly, non-discreet storage that produces heaps of plastic waste.
Complicated systems of chemical freeze packs, bottles, and bulky insulated coolers that are hard to clean, take time to prepare, only last 6-8 hours, and only typically store 20 oz.

Why is this such an exciting ride for you to take with us

1) We've proven demand, again and again.

We've been approached by hospitals, medical professional groups, and retailers about wholesale but with our massive D2C demand, we have not had enough inventory to move forward with those efforts to date. **We are now at the point where we are ready to seek the right investors (moms and people who truly**

where we are ready to seek the right investors (moms and people who truly *get* it and know the struggle) to help us expand to reach new moms across new channels.

2) The market is ready.


Each year, millions of moms want to breastfeed.
In the US alone, there are over 3.66M births a year.
82% of those expectant mothers plan to breastfeed.
62% of women return to work while still breastfeeding, and 90% of them plan to pump.

3) Our moms love us.


Moms love us!
Constantly earning 5 star reviews
" Perfect size — 12-oz storage for milk is just right for me. Doesn't leak and is easy to pack. Would I recommend this product? Yes! — Physician
" As a working mom, finding time to pump at work is stressful. The ease of storage with Ceres Chill has cut down on pumping time for me. — Registered Nurse
" It's so easy and efficient to pump and store milk in. — Registered Nurse
" Every pumping mom should have one of these. — Holly, CPA
" You guys have done an amazing job. Almost makes me want to have another baby just so I can use it longer :D Great job, I am pumped to start using it daily! — Samantha
" Especially great for military moms that have to go to the field or the range for long hours. It provides a place to store milk without the stress. — Claudia, Army Lab Tech

4) We continue to lead the industry.


Life-changing Ceres Chill products
Chiller — a game-changer for new moms and baby's other caregivers. IRS Approved for Healthcare Expenses (HSA)
Milkstache — freeze milk in .5 oz cubes, then defrost just what you need as you go.
All-You-Need Washbasin Bag — A clean place to wash your pumping essentials no matter where you go.
Shield Maiden Nipple Shields — Comfortable, breathable shields that are blue at room temp, clear when worn to provide a more natural breastfeeding experience.
Easy Sipper Lids — Convert the chiller's inner chamber (or any narrow-neck bottle) into a sippy cup for toddlers.
12 oz
24 oz
34 oz

5) Our financials are strong.


Ceres Chill growth
Self-funded with continued growth
Est. 6.5M in revenue in 2023
Engaged followers:
7K Facebook
22K Instagram
GROWTH
7M
6M
5M
4M
3M
2M
1M
0
2019
2020
2021
2022
2023
$96K
$1M
Est $3M
Est $6.5M

Forward-looking projections are not guaranteed.


Fun facts and milestones
Over 100 SKUs
9.0-11.5% Repeat Customer Rate
On course for over $3M annual
In the US alone, the market for breastfeeding accessories is 2.22B
Featured in ...
Condé Nast Traveler
WORKING MOTHER
Forbes
first time parent


revenue in 2022
Opened wholesale channel sales
Profitable for past 8 quarters
High Conversion Rate of 2.94 – 3.2%, compared to the industry-standard rate of .84 – .99%
ROMPER
PREGNANCY &newborn
what to expect.
lifestyles

Forward-looking projections are not guaranteed.

6) Our team is ready to sprint!


Some key Ceres Chill people
Jan Hendricksen
COO & Strategic Advisor
Abigail Hamilton
Web, Brand, & Creative
Lisa Eidenschink, PhD, HCLD, ABB
Director, Science Advisory Board & Product Development
Alanna Iacovetti
Director, Social Media & Marketing
Lisa Myers
Founder & CEO

As of July 2022, I left my successful career as a partner at an international law firm and **dedicated myself full-time to building on Ceres Chill's incredible success and innovation**. The current Ceres Chill team is truly **amazing**. Following this capital raise, we will be adding key talent to keep up with the accelerating growth, international markets, and continued product development.

Which leads us to ...

How your investment will be put to work


Goals of additional investment
Meet demand with increased inventory - 55%
Roll out new products - 17%
Go after target markets - 13% (hospitals/boutique retail)
Meet international demand - 15%
Increase inventory to meet demand
Roll out new products
Grow high-end & healthcare retailers
Build international sales

6.5% of funds raised will go towards the Wefunder intermediary fee.

What does the future hold?

Within the next 3-6 years, Ceres Chill will likely experience a significant shift in growth and financing. This shift could involve an acquisition by another company or another major funding round. The company offering to buy Ceres Chill may be directly in our space (think: another breastfeeding accessories company), or potentially in a tangential space (think: a larger to-go container company that would benefit from bringing on a whole new line of products). *Forward looking projections are not guaranteed.*

How does an investor make money when investing in a private company like Ceres Chill?

- In the private market, your investment is not liquid. This means that your investment is not cash that is available any day that you chose. Your return on a startup investment may be realized after 3-7 years when the company has a 'liquidation event' → for example, if it goes public, there is another major round of investment or it gets purchased.
- When investing in the public market you ideally double your money after 10-20 years (example: $1,000 in publicly traded Acme Company stock becomes $2,000 worth of Acme Company stock that you can sell for cash on the stock market).
- When investing in the private market there is risk and reward. You *hope* to obtain 10 times your investment in 3-7 years. So an investment in a private company of $1,000 could be entirely lost if the company doesn't survive or it

could become $10,000.

- We are limiting this investment opportunity to only those individuals who know the company and its products well because we want the people closest to this company to benefit first and foremost. We're inviting customers, friends, and family to invest in this priced round. You can read more about a priced round, preferred stock, and other investing information here. But please don't be shy to ask us questions in the Q&A tab above, or directly via DM / email.
- Because of the risk of investing in a private company, you should only invest as much as you have the ability to comfortably lose.

Moms are incredible. We deserve to live amazing lives — *whatever that means for each of us* — without having to compromise our breastfeeding goals.

With your investment in this growing and successful brand, we will ensure real change for women and families across the world, while making money for each of our families along the way!

We answered a ton of your questions here:


Investing in Ceres Chill!
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Ceres Chill financials 🏦

Ceres Chill, Co. 12-31-2021 FS.pdf

Join us.




PAULLIN
U.S. ARMY





Dads get the hype too! The Chiller is helpful for the *entire* family and baby's other caregivers - give them the confidence to leave the house without stressing about packing a dozen things! Plus...it makes an epic beer chiller once this journey is over.